BIRTH CONTROL WITHOUT BARRIERS

OVER-THE-COUNTER ACCESS TO AFFORDABLE CONTRACEPTIVES

INVEST IN **CADENCE OTC**

Birth control without barriers

cadenceotc.com   Oakland, CA

Highlights

1 Bringing The Pill over-the-counter (OTC) to be sold without a prescription

2 Creators of 1st emergency contraceptive (Morning After Pill) in convenience stores

3 Exclusive partnership with #1 distributor of healthcare products in 180K+ U.S. convenience stores

4 10 retail chains including 7-Eleven, Circle K, XtraMart, Jiffy Mart, & NewsLinks at major airports

5 $3M revenue run rate (first year)

6 Team from Berkeley, Cambridge, Stanford, Yale & top brands like Flonase, OneTouch, & Herbal Essences

7 Backed by Soros Fund, VC RH Capital, Global Fund for Women, Elizabeth Banks & Disney family

8 Late stages of FDA approval to bring OTC birth control to market, with 3 years of market exclusivity

Featured Investors

 **Disney Family Office** [Follow]

Greg Martin, President

"Cadence OTC is a true double bottom line investment opportunity. The Company's revenues, operations and reach are expected to scale dramatically upon the release of the Company's first two products, a morning after pill for convenience stores and then their pioneering over-the-counter birth control pill. The addressable market is substantial in the U.S., and the impact on young women's lives is tremendous."

 **Elizabeth Banks** [Follow]

Elizabeth Banks is an American actress and filmmaker.

"While we can't control the future, my mental state requires me to be hopeful about it, and to use my dollars to not just to be a part of a future solution for women and families, but to be part of delivering hope to those same women and families...we all want to be "values" investors, and investing in Cadence for me was the perfect demonstration of putting my money where my mouth is."

 **RH Capital**

Follow

A VC fund catalyzing innovation in women's health. Led by women, for the future of women, with health equity at the core
rhcapital.vc

Stasia Obremskey, Managing Director

"CadenceOTC is building a reputable brand of trusted products for women at affordable price points and convenient locations. We're excited about the over-the-counter options for both the Morning After Pill and ultimately, the birth control pill, containing both progesterone and estrogen to give women even more options for getting their birth control. As an impact-first venture fund, RH Capital invested in CadenceOTC with the conviction that the company is addressing a significant market need for women. "

 **Jennifer Justice**
Invested $20,000 ⓘ

Follow

"In my role as Founder and CEO of The Justice Dept, I'm deeply dedicated to championing female empowerment across the tech, consumer products, wellness, media, entertainment, and fashion industries. Cadence OTC's efforts to amplify access to birth control mirror these core values, making this investment a natural extension of my professional and personal commitment to women's rights.

As an investor, I seek transformative opportunities that change the status quo. By diligently working to bring The Pill over-the-counter and to introduce emergency contraceptives to convenience stores nationwide, Cadence OTC is redefining a future of universal contraceptive access that will empower women to take control of their reproductive health.

Samantha and her team are exceptional, underscored by their ability to execute on their commercial plan, closing major partnerships granting exclusive access to over 180,000 convenience stores, and generating over $400K in the first couple months of product sales. Their team comprises talented visionaries who have brought products like Flonase from prescription to over-the-counter, led startups to successful exits, and scaled major consumer brands like Herbal Essences and OneTouch.

Leading this SPV and teaming up with Cadence OTC is a huge honor. It's a chance to contribute to something big, advocating for a future where contraceptive access is equitable and accessible to all. I'm excited to be a part of this promising venture that is poised to make a lasting impact on women's lives worldwide."



Other investors include <u>Soros Economic Development Fund</u>, <u>Global Fund for women</u>, <u>Gratitude Railroad</u>, <u>Tim Koogle & Pam Scott</u>, <u>Spielberg Family Office</u>

Our Team



Samantha Miller Co-Founder & CEO

Entrepreneur extraordinaire. Closed 50+ deals driving $3B+ value, including two acquisition exits. Led 13+ equity rounds, raising $300M+. University of California San Diego Biochemistry BS. University of Rochester MBA & Immunology/Microbiology MS.



Nap Hosang Co-Founder & Chief Medical Officer

Award-winning public health expert & educator. 3x Founder. Obstetrician, delivering 2K+ babies. 2014 Carl S. Schultz Award recipient. University of the West Indies MD. McGill University Biochemistry BS. University of California Berkeley MBA & MPH.



Malcolm Potts Co-Founder & Scientific Advisor

Global reproductive health pioneer. 1st Medical Director for International Planned Parenthood Federation. Former CEO of Family Health International. 7x book author. 2004 Carl S. Schultz award winner. University of Cambridge BA, MA, MD, & Embryology PhD.



Michelle Chun VP Operations

Operations pro. Scaled startups from $0 to $125M+ acquisitions. Managed $23M+ spend & 3.6M shipments annually at Zazzle. Ex-Little Passports VP Operations. University of California Berkeley MBA. Stanford University Management BS & Economic Sociology MA.



Simon Gilburt, PhD SVP Clinical Research & Medical Affairs

OTC switch veteran, leading first-in-class Rx-to-OTC switch for Flonase. Former Global R&D Head of OTC Category at Bayer. University of Leeds Psychopharmacology MS & Psychopharmacology PhD.



Kate Voyten SVP Commercial

Marketing maven. Led relaunch of Herbal Essences, returning $500M+ brand to profitability. Drove $200M+ revenue growth for SK-II. Implemented OneTouch's cash & e-commerce offerings. Carnegie Mellon University Policy & Management MS & BS.



Tim Koogle Board Chair

World-class entrepreneur. Founding CEO of Yahoo!, scaled from $0 to $1B+ in 6 years. Harvard Business Review Top 100 CEO. Founding investor in Method Home and Olly. University of Virginia Mechanical Engineering BS. Stanford University Engineering MS.



Abigail Disney Board Member

Emmy-winning filmmaker, philanthropist, and social activist. CEO of Fork Films, producing 100+ documentaries. Founder of Peace Is Loud. Yale University English Literature BA. Stanford English Literature MA. Columbia University Philosophy PhD.

WHY CADENCE OTC?



CADENCE OTC IS MAKING OVER-THE-COUNTER BIRTH CONTROL ACCESSIBLE TO EVERYONE, EVERYWHERE.

Cadence OTC is making over-the-counter birth control accessible to everyone, everywhere.

We're working with the FDA to enable The Pill to be sold over-the-counter– without a prescription– via the well-established first-in-class Rx-to-OTC switch process. Our product is the combination pill, which is the type of oral contraceptive used by more than 90% of women using a birth control pill.

Simultaneously, we're amplifying access to existing over-the-counter contraceptives, creating the first emergency contraceptive (i.e. Morning After Pill) available in convenience stores such as 7-11, Circle K, Xtra Mart, and Jiffy Mart. Cadence OTC's flagship birth control product has already generated a $3M revenue run rate in its first month of sales.

Cadence OTC is redefining the $21B reproductive health product industry, with backing from Soros Economic Development Fund, VCs industry, with backing from Soros Economic Development Fund, VCs including RH Capital and NJF Capital, the Global Fund for Women, the Disney family, and A-list celebrities like Elizabeth Banks.

On track to become the #1 OTC birth control brand in America, Cadence OTC is reducing barriers to contraception and reproductive health, fostering a healthier future for all.

NEARLY HALF OF ALL PREGNANCIES ARE UNINTENDED

In the United States, there are 2.3M unintended pregnancies annually. This high rate primarily stems from limited access to contraceptives. Despite widespread necessity and acceptance, the birth control pill, essential for many, has remained prescription-only for more than 60 years.



2.3 MILLION UNINTENDED PREGNANCIES EACH YEAR IN THE U.S. ALONE

▶ 42% of all pregnancies in the US are unintended.

▶ The unintended pregnancy rate is significantly higher in the US than in many other developed countries.

▶ The US has the highest infant and maternal mortality rates of any developed country.

Among teenagers, this rate is even higher, with three-quarters of teen pregnancies being unintended. Despite a decrease in teen pregnancy rates in recent years, the U.S. still reports significantly higher figures at 13.5%, compared to countries like the UK and Canada, which have rates

of less than 1%.

Unintended pregnancies can lead to detrimental outcomes for both the mother and child, including poverty, lower educational achievements, and health issues.


HERE FOR YOU HERE FOR YOU WE GOT YOU HERE FOR YOU
BARRIERS TO CONTRACEPTIVE ACCESS
PRESCRIPTION
DISTRIBUTION
COST
HERE FOR YOU HERE FOR YOU HERE FOR YOU HERE FOR

For some, obtaining birth control is complicated and restrictive. The process requires prescriptions, medical consultations, and navigating insurance. Difficulty obtaining a prescription or missing a refill can lead to unintended pregnancies even when access is normally available.


28M
Americans are in the market for birth control
10M
Take oral contraceptives but need a prescription to access it
3M
Are using an alternative method (e.g. IUD)
10M
Are using a less effective method (e.g. condoms)
5M
Are using no method at all

While condoms are easily accessible over-the-counter, female-centric birth control is restricted by archaic healthcare regulatory policy

created in the 1960s.

The path forward requires dismantling barriers to ensure equitable access to birth control for all.

CADENCE OTC IS BREAKING DOWN BARRIERS TO BIRTH CONTROL

Cadence OTC makes obtaining birth control as easy as buying condoms.

We overcame a major barrier-to-entry by acquiring rights to 3 of the most popular oral contraceptive formulas to lead the Rx-to-OTC switch for combined oral contraceptives. The process cannot be initiated with a new product or a generic product, only with previously approved brands with a long history of safety as a prescription product.

Over the past seven years, Cadence OTC has diligently worked with the FDA to transition our first combination birth control pill, Zena, to OTC status. Zena is formulated with the lowest effective dose of estrogen and the safest form of progesterone, making it one of the safest birth control options available.

The OTC switch will enable immediate access to birth control - without the need for a prescription, a doctor's visit, or insurance approval.


ENABLING FAST
AND EASY
ACCESS TO
BIRTH CONTROL
ZENA
Oral Contraceptive
One month supply
Prevents pregnancy in women
Cadence OTC

Zena's innovative packaging design distinguishes active pills from placebo pills, addressing the common errors associated with traditional rectangular blister packs. The two types of tablets are often mixed up during both manufacturing and use, leading to 12 recalls in the past decade. Our unique packaging has been granted both trademark and design protection by the Patent and Trademark Office (PTO). Since Cadence OTC has the only triangular blister packs, the design has become a proprietary and distinctive element of our brand.

MORE THAN 19 MILLION WOMEN OF REPRODUCTIVE AGE LIVING IN THE US LIVE IN 'CONTRACEPTIVE DESERTS'.

*Living in a contraceptive desert means they lack reasonable access to a health center that offers therange of contraceptive methods. Reference Power to Decide

At the same time, we're making comprehensive, reliable, and hassle-free birth control a reality for all people *now*. As we proceed through the FDA approval process for Zena, we're tackling the other barriers to contraceptive access: distribution and cost.

Our exclusive partnership with Lil' Drug Store, the #1 supplier of health products to convenience stores, means we have access to their network of over 180K stores nationwide– even in hard-to-reach 'healthcare deserts'.





#1 Doctor Recommended Ingredient
SAFE AND TRUSTED
CARE AT A FAIR PRICE
DAY
Emergency Contraceptive
Cadence OTC

Our first commercial product, launched in January 2024, is an OTC emergency contraceptive called "Morning After Pill". The product is designed to prevent pregnancy after unprotected sex or condom failure. It's not only a single, easy to use pill, but it's also inexpensive to manufacture. Ours is *half* the price of the leading competitor.

Cadence OTC's Morning After Pill is safe and effective, not harming an existing pregnancy and not an abortifacient. The pill contains 1.5 milligrams of Levonorgestrel (the progestin used in most daily birth control pills) and effectively prevents an egg's fertilization by delaying egg release.

BIRTH CONTROL WITHOUT BARRIERS
ZENA
Oral Contraceptive
One month supply
Prevents pregnancy in women
Cadence OTC
Over-the-counter access to affordable contraceptives
*Zena is an investigational drug product and is not FDA approved for OTC sale
Cadence OTC

THE RX-TO-OTC SWITCH WILL ALLOW PEOPLE TO GET BIRTH

THE RX-TO-OTC SWITCH WILL ALLOW PEOPLE TO GET BIRTH CONTROL WITHOUT A PRESCRIPTION

We aim to make Cadence OTC Morning After Pill and our upcoming portfolio products, including an ultra-sensitive pregnancy test and a UTI emergency relief kit, widely available across every single convenience store in the U.S.


WE ARE HERE
Acquire rights to FDA-approved Rx products
Submit plan to FDA for switching to OTC
Establish product manufacturing
Collaborate with FDA on proposed OTC label & package development
Test proposed OTC labels & packaging with consumers
Finalize Zena go-to-market strategy and online consumer questionnaire
Conduct an actual use trial (AUT) in 1800+ participants
FDA and Advisory Committee review OTC data
FDA decides if OTC status is granted or not
Available at retailers without a prescription
*The actual steps in the OTC approval process may vary on a case-by-case basis.

The extensive FDA approval process ensures that potential users can confidently and safely use our product without a doctor's prescription. Per the FDA, our products will incorporate technology-assisted labels and online health questionnaires to help consumers effectively assess any risk, ensuring they can make informed decisions about their birth control without a doctor's guidance.

FDA APPROVAL GRANTS US 3



YEARS OF MARKET EXCLUSIVITY



Achieving FDA approval for the Rx-to-OTC switch grants Cadence OTC three years of market exclusivity in an expanding industry. This period is a significant opportunity for us to build and establish our brand as a leader in accessible contraception.

OUR COMMERCIAL PLAN TO REDUCE COST AND INCREASE DISTRIBUTION IS ALREADY WORKING IN A BIG WAY





RESTART YOUR DAY
MORNING AFTER PILL
MORNING AFTER PILL
Emergency Contraceptive
HERE FOR YOU
RESTART YOUR DAY
MORNING AFTER PILL
HERE FOR YOU
MORNING AFTER PILL
SHOULDN'T BIRTH CONTROL BE IN YOUR CONTROL?
MORNING AFTER PILL
MORNING AFTER PILL

- **$3M** revenue run rate first year
- In **10+** retail chains including the
- Access to **180K+** stores nation-wide via exclusive partnership with #1 supplier of health products to convenience stores





retail chains including the largest national chains 7-Eleven and Circle K, as well as XtraMart, Jiffy Mart, and Newslink locations at Miami, Tampa and Nashville airports

convenience stores

LEADING MEDICAL ORGANIZATIONS STRONGLY SUPPORT MOVING THE BIRTH CONTROL PILL OTC











Major medical and public health organizations, such as the American Medical Association, the largest association of physicians and medical students in the U.S., and the American College of Obstetricians and Gynecologists, the leading professional organization for obstetricians and gynecologists, strongly support Cadence OTC's initiative to make birth control pills available over-the-counter.

WE'RE BACKED BY RENOWNED IMPACT INVESTORS, VCS, & A-LIST CELEBRITIES

We've secured funding from a dedicated group of investors committed to universal birth control access, including innovative companies like Soros Economic Development Fund and VCs like RH Capital and NJF Capital.

Our impactful investors include A-list celebrities such as Elizabeth Banks, families like that of Abigail Disney, and prominent foundations such as the Global Fund for Women.

CELEBRITY FAMILIES




Elizabeth Banks

Damon & Heidi Lindelof



Disney Family Members



Gamble Family Members

LEADING FOUNDATIONS

 OPEN SOCIETY FOUNDATIONS

GLOBAL FUND FOR WOM=N
Champions for Equality.

SANT FOUNDATION

 TEMPLETON WORLD
CHARITY FOUNDATION

IMPACT VENTURE CAPITAL

RH Capital
A RHIA VENTURES FUND

NJFCAPITAL

 GRATITUDE RAILROAD

TUNE HOUSE



Cadence OTC is a true double bottom line investment opportunity. The Company's revenues, operations and reach are expected to scale dramatically upon the release of the Company's first two products, a morning after pill for convenience stores and then their pioneering over-the-counter birth control pill. The addressable market is substantial in the U.S., and the impact on young women's lives is tremendous.

GREG MARTIN
President of Disney Family Office



I am a specialist physician in newborn intensive care. I believe in enhancing the health of women of child-bearing age. Planned pregnancy is a crucial part of the social determinants of health, and access to effective birth control without a prescription will be a substantial step forward. I invest in Cadence because of the impact this company will have on the health of these women.

STEFAN MAXWELL
MD



CadenceOTC is building a reputable brand of trusted products for women at affordable price points and convenient locations. We're excited about the over-the-counter options for both the Morning After Pill and ultimately, the birth control pill, containing both progesterone and estrogen to give women even more options for getting their birth control. As an impact-first venture fund, RH Capital invested in CadenceOTC with the conviction that the company is addressing a significant market need for women.

RH CAPITAL
A Rhia Ventures Fund



While we can't control the future, my mental state requires me to be hopeful about it, and to use my dollars to not just to be a part of a future solution for women and families, but to be part of delivering hope to those same women and families...we all want to be "values" investors, and investing in Cadence for me was the perfect demonstration of putting my money where my mouth is.

ELIZABETH BANKS
Actress and Filmmaker



I'm thrilled by the groundbreaking work of the Cadence OCT team in revolutionizing contraceptive access. With their quality products like The Morning After Pill and The Pill, they're paving the way for a new era of opportunity for women. As a longtime advocate for women's access to capital, I'm proud to support their vision.

CONNIE EVANS
President and CEO, Association for Enterprise Opportunity

OUR TEAM HAS DECADES OF EXPERIENCE IN PHARMACEUTICALS, OTC SWITCH PROGRAMS, AND HEALTH

Our team blends award-winning entrepreneurs, medical doctors, professors, and dealmakers with deep expertise in healthcare and pharmaceuticals, proven success in business and social advocacy, and a shared commitment to improving access to contraceptives for women.



Samantha Miller
Co-Founder & CEO



Dr. Nap Hosang
Co-Founder & Chief Medical Officer



Malcolm Potts
Co-Founder & Scientific Advisor



Kate Voyten
SVP Commercial



Dr. Simon Gilburt
Senior VP, Clinical Research & Medical Affairs



Michelle Chun
VP Operations



Tim Koogle
Board Chair



Abigail Disney
Board Member

   
   

With previous experience leading Rx-to-OTC switches for other drugs and generating billions in value for commercial brands, we are exceptionally qualified to bring Zena over-the-counter and build the leading contraceptives brand in the U.S. and beyond.

OUR PRODUCT PORTFOLIO IS GROWING A $21B MARKET

In the post-Roe era, demand for accessible OTC contraceptives has become more critical than ever. Cadence OTC is strategically tapping into a combined market opportunity of $21 billion that spans contraceptives, pregnancy tests, and UTI treatments.

$12 BILLION — TOTAL U.S. CONTRACEPTIVES MARKET

$1 BILLION — TOTAL U.S. PREGNANCY TEST MARKET

$8 BILLION — TOTAL UTI MANAGEMENT MARKET

$21 BILLION — TOTAL ADDRESSABLE MARKETS FOR CADENCE OTC

The oral contraceptive OPill made headlines recently for being approved OTC. Their product is a progestin-only pill (POP), also known as a 'mini-pill'. This is different from Cadence OTC's Zena, which is a combination estrogen/progestin pill, often referred to as 'The Pill'. For context, approximately 94% of birth control prescriptions are for the regular (combination) Pill, with only about 6% for the mini-pill.

The recent approval of the mini-pill is highly beneficial to our process for Zena because it establishes a precedent for OTC oral contraceptives and has demonstrated remarkably strong support among the FDA's expert advisory committee for transitioning all oral contraceptives to OTC status.

OUR STRATEGIC DISTRIBUTION MODEL INCLUDES LEADING RETAILERS, WHOLESALE DISTRIBUTORS, AND DIRECT-TO-CONSUMER SUBSCRIPTIONS

Cadence OTC is leveraging retail and direct-to-consumer sales strategies to meet the modern consumer where they are, online and offline. Our partnerships with major retail chains and wholesale distributors ensure our OTC birth control and healthcare solutions are widely available throughout the U.S. Additionally, Cadence OTC offers subscription services for regular, continuous access to our products.

Our products are priced below market rates due to cost-efficient licensing and manufacturing processes, ensuring significant profit margins.

THE RX-TO-OTC SWITCH COULD CATAPULT OUR REVENUE TO $250M+ IN 5 YEARS



Forward-looking estimates are not guarantees, and they involve risks, uncertainties and assumptions.

CAPITAL RAISED WILL EXPAND CONVENIENCE STORE DISTRIBUTION & EXPEDITE THE RX-TO-OTC SWITCH

Following the successful launch of Cadence OTC's Morning After Pill, we're on track to introduce our ultra-sensitive pregnancy test followed by the UTI emergency relief kit by the end of the year.

Once Zena, our combination birth control pill, is approved, we will have already established our brand across three product lines. Zena XT, a higher-dose, extended-cycle daily birth control pill, will follow as the fifth product in our lineup.

Product Name	Morning After Pill®	EarlyPT®	UTI-ER KIT®	Zena®	Zena XT®
Description	Emergency contraceptive	Midstream early detection pregnancy test	Urinary tract infection emergency relief kit	Birth control pill	Extended cycle Birth control pill (placebo every 12wks)
			Test strips Infection control tablets		

Active Ingredients	Levonorgestrel 1.5mg	Detects hCG at 10 mIU/ml	Infection control tablets (sodium salicylate & methenamine) Tergeted pain relief (phenazopyridine) Flush drink powder (acidic vitamins)	Estrogen 20mcg + Levonorgestrel 100mcg	Estrogen 30mcg + Levonorgestrel 150mcg
Est. Launch Timing	1Q 2024	2Q 2024	4Q 2024	2H 2026	2028

Cadence OTC is on track to become the leading provider of OTC contraceptives within the next five years, with plans to extend our international footprint upon receiving regulatory approvals to introduce OTC birth control options globally.




Cadence OTC is launching on Wefunder so our customers, friends, and everyone passionate about reproductive rights can own a stake in our journey to revolutionize contraceptive access.

Our campaign on Wefunder is a critical part of a larger institutional fundraising round, led by the Soros Economic Development Fund. By investing in Cadence OTC, you'll be investing on the same major terms as renowned investors and visionaries, including VCs like RH Capital and NJF Capital, the Disney family, celebrities like Elizabeth Banks, and impactful organizations such as the Global Fund for Women.

Join us in creating a world where contraceptives are universally accessible—eliminating friction and advancing health equity for all. Because everyone, everywhere, deserves the autonomy to make their own reproductive health decisions.

EARN PERKS WHEN YOU INVEST

$500
+ 50% off 10 packs of Morning After Pill bought on Cadence OTC website
+ 1 item from Cadence OTC swag menu

$1,000
+ 50% off 20 packs of Morning After Pill bought on Cadence OTC website
+ 1 item from Cadence OTC Swag menu

$10,000
+ Donation of 100 packs of Morning After Pill to your charitable clinic of choice
+ 2 items from Cadence OTC Swag menu

$25,000
+ Donation of 250 packs of Morning After Pill to your charitable clinic of choice
+ Any 3 items from Cadence OTC Swag menu

$50,000
+ Donation of 400 morning after pills to your charitable clinic of choice
+ Any 3 items from Cadence OTC swag menu
+ Annual Investor Conference Call with Co-founders Samantha Miller & Nap Hosang

$100,000
+ Donation of 500 morning after pills to your clinic of choice
+ Any 3 items from Cadence OTC swag menu
+ Annual Investor Conference Call with Co-founders Samantha Miller & Nap Hosang
+ Invitation to dinner in the Bay Area with founders (Travel and accommodations not included)

$150,000
+ Donation of 600 morning after pill to your charitable clinic of choice
+ Any 3 items from Cadence OTC swag menu
+ Annual Investor Conference Call with Co-founders Samantha Miller & Nap Hosang
+ Invitation to dinner with founders and investors (Travel and accommodations not included)
+ Investor spotlight on marketing materials



